

Mail Stop 3720

June 13, 2008

John S. Rego
Executive Vice President, Chief Financial Officer
  and Treasurer
Vonage Holdings Corp.
23 Main Street
Holmdel, NJ 07733

      Re: Vonage Holdings Corp.
          Form 10-K for the Fiscal Year Ended December 31, 2007
          Filed March 17, 2008
          File No. 1-32887

Dear Mr. Rego:

      We have reviewed your response letter dated May 20, 2008 and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. Please understand that after our review of all of your responses, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Item 9A. Controls and Procedures, page 64</u>

1. We note your response to comment 3 in our letter dated May 7, 2008, but your response is not clear as to when you conducted your review of your year-end control procedures. If it was after December 31st, then your material weakness could not have been remediated as of December 31st. If it was prior to December 31st, then it is unclear why your restatement Form 8-K was not filed until February 13th. Please advise.

<u>Item 11. Executive Compensation, page 66</u>
<u>Compensation Discussion and Analysis</u>
<u>Determination of Competitive Compensation, Proxy Statement page 18</u>

2. We have considered your response to comment 4 in our letter dated May 7, 2008 and are unable to agree. The disclosure indicates that you extracted a "market sample" of companies from the three surveys considered. You then targeted salaries at certain percentiles of the market sample. In order for investors to understand your benchmarking against this market sample, the identity of the companies comprising the market sample should be disclosed. Please revise to identify such companies.

<u>Summary Compensation Table, Proxy Statement page 27</u>

3. We have considered your response to comment 6 in our letter dated May 7, 2008. Please amend your 2007 Form 10-K so that the summary compensation table is the same as that was included in the proxy statement that was distributed to shareholders.

* * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your letter over EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Jorge A. Rivera, Attorney-Advisor, at (202) 551-3786, or me at (202) 551-3810 with any questions.

Sincerely,

Larry Spirgel
Assistant Director

c: Richard L. Cohen, Esq.
Duane Morris LLP
Via Facsimile: (215) 979-1020